BUILDING MATERIALS CORPORATION OF AMERICA
                                 1361 Alps Road
                             Wayne, New Jersey 07470




                                                                October 22, 2001



Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Ladies and Gentlemen:

         Re: Application for Withdrawal of Registration Statement on Form S-1 (No. 333-58442)
                  ---------------------------------------------------

Ladies and Gentlemen:

                  Pursuant to Rule 477 under the Securities Act of 1933, as amended, application hereby is made by Building Materials Corporation of America, a Delaware corporation, and certain of its subsidiaries (collectively, the "Company"), to withdraw the Registration Statement on Form S-1 (No. 333-58442) (the "Registration Statement"), filed by the Company with the Securities and Exchange Commission relating to the registration under the Securities Act of 1933 of up to $35,000,000 aggregate principal amount of the Company's Series A 10 1/2% Senior Notes due 2003 and the guarantees thereof (the "Notes") and the resale from time to time of those Notes by the selling noteholder named in the Registration Statement. None of the Notes covered by the Registration Statement have been or will be sold pursuant to the Registration Statement.

                  The Company is making this application for withdrawal because the selling noteholder has determined that it does not wish to sell any of the Notes under the Registration Statement. Accordingly, the Company respectfully requests the Commission to (i) grant the application of the Company to (i) have the Registration Statement withdrawn pursuant to Rule 477 under the Securities Act and (ii) issue an appropriate order to be included in the file for the Registration Statement to the effect that the Registration Statement has been "Withdrawn upon the request of the Registrants, the Commission consenting thereto."

                         (Signatures on following page)

Securities and Exchange Commission
October 22, 2001
Page 2




                       Very truly yours,

                       BUILDING MATERIALS CORPORATION OF AMERICA

                       BUILDING MATERIALS MANUFACTURING CORPORATION

                       BUILDING MATERIALS INVESTMENT CORPORATION

                       BMCA INSULATION PRODUCTS INC.

                       DUCTWORK MANUFACTURING CORPORATION

                       GAF LEATHERBACK CORP.

                       GAF PREMIUM PRODUCTS INC.

                       GAF MATERIALS CORPORATION (CANADA)

                       GAFTECH CORPORATION

                       LL BUILDING PRODUCTS INC.

                       WIND GAP REAL PROPERTY ACQUISITION CORP.

                       By:    /s/  John F.Rebele
                              ------------------
                                Name:  John F. Rebele
                                Title: Vice President and
                                       Chief Financial Officer

cc:      Daniel Horwood (via facsimile) (202-942-9258)